[LETTERHEAD OF NETHERLAND, SEWELL & ASSOCIATES,INC.]
                                                                    EXHIBIT 99.1


                                March 18, 1998



Mr. S. Craig George
Vintage Petroleum, Inc.
4200 One Williams Center
Tulsa, Oklahoma  74172

Dear Mr. George:


        In accordance with your request, we have estimated the proved reserves and future revenue, as of January 1, 1998, to the Vintage Petroleum, Inc. (Vintage) interest in certain oil and gas properties located in the United States as listed in the accompanying tabulations. This report has been prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

        As presented in the accompanying summary projections, Tables I through V, we estimate the net reserves and future net revenue to the Vintage interest, as of January 1, 1998, to be:

                                        Net Reserves                            Future Net Revenue (M$)
                          ---------------------------------------       --------------------------------------
                                  Oil                  Gas                                      Present Worth
      Category                  (MBBL)                (MMCF)                  Total                at 10%
---------------------     ----------------       ----------------       ----------------      ----------------
Proved Developed
 Producing                        68,691.3             237,705.2             755,635.9              504,549.7
 Non-Producing                    10,739.9              78,600.4             227,033.5              125,229.3
Proved Undeveloped                20,368.7              44,542.1             204,311.2              103,910.6

Pipeline Revenue/(1)/
 Proved Developed                      0.0                   0.0              10,772.4                5,940.3
                          ----------------      ----------------      ----------------      -----------------
  Total Proved                    99,799.9             360,847.7           1,197,753.0              739,629.9


/(1)/  Revenue is from the operations of Vintage Pipeline, Inc.

        The oil reserves shown include crude oil, condensate, and gas plant liquids. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) at the contract temperature and pressure bases.


        The estimates shown in the previous table do not include the effect of the Section 29 nonconventional fuel federal income tax credit. However, at the request of Vintage, we have prepared estimates of net reserves and future revenue including the effect of the tax credit for certain oil wells located in the Cat Canyon and Santa Maria Valley Fields, Santa Barbara County, California, which Vintage believes qualify for the tax credit. The basis used to identify wells which qualify for the Section 29 tax credit and the methods used to calculate the effect of this credit were provided by Vintage and have not been independently verified. As presented in the accompanying summary projections, Tables VI through X, we estimate the net reserves and future net revenue to the Vintage interest, including the effect of the Section 29 tax credit, as of January 1, 1998, to be:

                                        Net Reserves                            Future Net Revenue (M$)
                          ---------------------------------------       --------------------------------------
                                  Oil                  Gas                                      Present Worth
      Category                  (MBBL)                (MMCF)                  Total                at 10%
---------------------     ----------------       ----------------       ----------------      ----------------
Proved Developed
 Producing                        68,750.0             237,705.2             761,170.0              509,043.8
 Non-Producing                    10,743.7              78,600.4             227,269.2              125,402.5
Proved Undeveloped                20,440.3              44,542.1             204,458.9              103,928.6

Pipeline Revenue/(1)/
 Proved Developed                      0.0                   0.0              10,772.4                5,940.3
                          ----------------      ----------------      ----------------      -----------------
  Total Proved                    99,934.0             360,847.7           1,203,670.5              744,315.2

/(1)/  Revenue is from the operations of Vintage Pipeline, Inc.


The effect of the Section 29 tax credit on estimated reserves and future revenue is presented in the table following this letter, along with estimated reserves and future revenue to the Vintage interest in certain oil and gas properties, as of January 1, 1998, both excluding and including the effect of the tax credit.


        As shown in the Table of Contents, this report includes summary projections of reserves and revenue for each reserve category along with one-line summaries of reserves, economics, and basic data by lease, excluding the effect of the Section 29 tax credit. Also included are summary projections of reserves and revenue for each reserve category along with one-line summaries of reserves, economics, and basic data by lease, including the effect of the
Section 29 tax credit, for the Cat Canyon and Santa Maria Valley Fields. For the purposes of this report, the term "lease" refers to a single economic projection.


        The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any value for probable or possible reserves which may exist for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.


        Future gross revenue to the Vintage interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, payments to net profits interests, and operating expenses, but before consideration of federal income taxes; future net revenue for the federal offshore properties is also after deducting abandonment costs. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.


        For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Our estimates do not include any salvage value for the lease and well equipment nor the cost of abandoning the onshore properties or properties located in state waters offshore Louisiana and Texas. Future revenue estimates for properties located in federal waters offshore Louisiana also do not include any salvage value for the lease and well equipment, but do include Vintage's estimates of the costs to abandon the wells, platforms, and production facilities. Abandonment costs for federal offshore properties are included with other capital investments.


        Oil prices used in this report are based on an average December 1997 West Texas Intermediate posted price of $16.18 per barrel, adjusted by lease for gravity, transportation fees, premiums, and regional posted price differentials. As requested, additional oil premiums have been included for certain fields when Vintage is receiving premiums through purchaser contracts over and above those at the lease level. Oil prices are held constant in accordance with SEC guidelines.


        Gas prices used in this report are based on either the most current price available for each lease, adjusted to a December 1997 regional spot market price, or the contract price. The contract prices are escalated according to contract provisions until contract expiration in accordance with SEC guidelines for fixed and determinable price adjustments. At contract expiration, gas prices are adjusted to the December 1997 regional spot market price and held constant thereafter. All other gas prices are held constant in accordance with SEC guidelines.


        Lease and well operating costs are based on operating expense records of Vintage. For non-operated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease and field level costs. Headquarters general and administrative overhead expenses of Vintage are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.


        We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the Vintage interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Vintage receiving its net revenue interest share of estimated future gross gas production.

        The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.


        In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.


        The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Vintage Petroleum, Inc.; other interest owners; various operators of the properties; and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.



                                Very truly yours,


                                /s/ Frederic D. Sewell




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